Clean Vision Corporation

2711 N. Sepulveda Blvd. #1051

Manhattan Beach, CA 90266

December 16, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park, Attorney

Re:	Clean Vision Corporation
Registration Statement on Form S-1 Filed November 3, 2023
File No. 333-275286

Dear Ms. Park:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Clean Vision Corporation (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-275286) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 3, 2023, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The undersigned represents that no securities were sold in connection with the offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Scott Linsky of Lucosky Brookman LLP at 732-395-4408 if you have any questions regarding this request for withdrawal.

Very Truly Yours,

/s/ Daniel Bates

Chief Executive Officer

Clean Vision Corporation